SECU 05037804 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Desjardins Securities International Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Complexe Desjardins, East Tower, 15th Floor
(No. and Street)

Montreal (City) Canada (State) H5B 1J2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Tremblay (514) 281-2244 ext. 6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000, Montréal (City) Canada (State) H3B 4T9 (Zip Code)
(Address)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. 185 SECTION

PROCESSED MAY 30 2006 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pierre-Louis Robichaud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissaire à l'Assermentation du Québec
FRANCINE VACHON
58,217
Tous les districts judiciaires du Québec et pour l'extérieur du Québec

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheet

as at December 31, 2004
(in US dollars)

	2004	2003
	$	$
Assets		
Cash	**2,442,031**	914,824
Due from brokers and financial institutions	**268,618**	355,044
Other receivables	**9,805**	10,556
Refundable tax credit	**-**	46,803
Fixed assets (Note 3)	**-**	5,303
Deferred income taxes (Note 5)	**2,778**	57,230
Other assets	**3,000**	3,000
	2,726,232	1,392,760
Liabilities		
Advances from parent company, non-interest bearing and without specific terms of repayment	**149,454**	329,909
Accounts payable and accrued liabilities	**333,260**	261,406
Income taxes payable	**457,298**	91,664
	940,012	682,979
Stockholder's equity (Note 4)	**1,786,220**	709,781
	2,726,232	1,392,760

(See notes to financial statements)

Approved by the Board

.... Director

.... Director